                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                                Commission File Number  1-11422
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(Check One):

[X] Form 10-K and Form 10-KSB               [ ] Form 11-K

[ ] Form 20-F            [ ] Form 10-Q and Form 10-QSB            [ ] Form N-SAR

For Period Ended:  December 31, 1999
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[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION


    Full name of registrant  PennCorp Financial Group, Inc.
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    Former name if applicable
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    Address of principal executive office (Street and number) c/o Southwestern
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    Financial Services Corporation, 717 North Harwood Street
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    City, state and zip code  Dallas, Texas 75201
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                                    PART II
                            RULES 12b-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof
[X] will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    On February 7, 2000, the Company filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") in order to complete the sale of its remaining principal insurance subsidiaries, Southwestern Life Insurance Company and Security Life & Trust Insurance Company to Reassure America Life Insurance Company. On March 23, 2000, the Company accepted a recapitalization proposal (the "Recapitalization") made by a group of its preferred stockholders as a "higher and better offer." On March 24, 2000, the Bankruptcy Court approved the Recapitalization as a "higher and better offer." The Company is therefore attempting to consummate the Recapitalization as promptly as possible. The pending bankruptcy has posed an undue hardship on the Company's limited resources. The Company shares resources with its subsidiary service company and utilizes a small group of accounting and financial employees. These employees must focus their attention on addressing the daily requirements of the Company's Chapter 11 debtor-in-possession proceeding, the preparation of financial statements as required by applicable insurance regulators, responding to requests from insurance regulators that are currently conducting a target examination, preparing materials related to the Recapitalization, responding to requests from its major creditor groups, and working on the monthly reports to be filed with the Bankruptcy Court. These activities have strained the already limited resources of the Company. Additionally, the recent approval by the bankruptcy court of the Recapitalization as the higher and better offer will require the Company to re-examine the proper disclosures to be included in the Form 10-K report in order to reflect the Recapitalization proposal. As a result, the Company is unable to prepare such report on a timely basis without unreasonable effort and expense.

                                    12b25-1

                                    PART IV
                               OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.

    James P. McDermott                         (214)              954-7084
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     (Name)                                 (Area Code)       (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                             [x] Yes      [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [ ] Yes      [x] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         PennCorp Financial Group, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 30, 2000            By: /s/ JAMES P. MCDERMOTT
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                                        James P. McDermott
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                                        Executive Vice President and
                                        Chief Financial Officer


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

    Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                    12b25-2